

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via U.S. Mail</u>
Stewart Irvine
President
Imogo Mobile Technologies Corp.
100-40 Lake Bellevue Dr.
Bellevue, WA 98005

>   **Re: Imogo Mobile Technologies Corp.**
>   **Form 10-K for the fiscal year ended November 30, 2012**
>   **Filed March 14, 2013**
>   **Am. No. 1 to Form 10-K for the fiscal year ended November 30, 2012**
>   **Filed April 1, 2013**
>   **Form 10-Q for the period ended August 31, 2013**
>   **Filed October 21, 2013**
>   **Form 8-K filed October 8, 2013**
>   **File No. 000-51976**

Dear Mr. Irvine:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the fiscal year ended November 30, 2012</u>

<u>Item 9A: Controls and Procedures, page 13</u>

<u>Management's Report on Disclosure Controls and Procedures, page 13</u>

1. Please ensure that future filings provide your conclusion on the effectiveness of your disclosure controls and procedures as of the most recent balance sheet date presented in

your filing. In this regard, your current disclosure provides your conclusion as of November 30, 2011 instead of November 30, 2012.

Management's Report on Internal Control Over Financial Reporting, page 13

2. Please ensure that future filings provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant. Refer to Item 308(a)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 23

3. Please ensure that future filings include an audit report that covers all periods presented in your financial statements, including the cumulative period from inception through the latest balance sheet date. Alternatively, if you believe it is impracticable to obtain an audit of the cumulative period, you may submit a waiver request to the Division of Corporation Finance's Office of the Chief Accountant (CF-OCA).

Form 10-Q for the period ended August 31, 2013

Exhibit 31.1

4. We note that the certification required by Exchange Act Rule 13a-14(a) has no conformed signature above the signature line. Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certification. Please also apply this comment to your Forms 10-Q for the periods ended February 28, 2013 and May 31, 2013.

Form 8-K filed October 8, 2013

5. We issued comments to you on the above captioned filing on October 10, 2013. As of the date of this letter, these comments remain outstanding and unresolved. Please provide a substantive response to these comments or advise us why you are unable to respond and when you will be able to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief